Organization Indirect Owners

Organization CRD Number: 816

Organization SEC Number: 8-422

Organization Name: CREDIT SUISSE SECURITIES (USA) LLC

Applicant Name: CREDIT SUISSE SECURITIES (USA) LLC

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Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest Is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
CREDIT SUISSE GROUP AG	Foreign Entity	CREDIT SUISSE AG	SHAREHOLDER	01/1997	75% or more	Y	N	FOREIGN
CREDIT SUISSE AG	Foreign Entity	CREDIT SUISSE HOLDINGS (USA), INC.	SHAREHOLDER	02/1998	75% or more	Y	N	FOREIGN
CREDIT SUISSE HOLDINGS (USA), INC.	Domestic Entity	CREDIT SUISSE (USA), INC.	SHAREHOLDER	10/2000	75% or more	Y	Y	13-2853402